MAIL STOP 3561

June 30, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: **Platinum Energy Resources, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Amendment 1 Filed June 5, 2006
       Form 10-K for the period ending December 31, 2005
       File No. 0-51553

Dear Mr. Nordlicht:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not provided a written statement from the company as requested on the last page of each of our letters dated April 28, 2006, May 2, 2006, and May 9, 2006, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted previously, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please supply such written statement with your next amendment.

Comparative Per Share Data, page 19

2. We have read your response to comment 48 and it is unclear how your current presentation is appropriate. The historical and pro forma per share data of the acquiring and target company should be provided in a table that facilitates comparison. Please refer to the guidance in Item 14(7)(b)(10) of the Proxy Rules and revise accordingly.

Risk Factors, page 21

3. We read your response to comment 50 and your revised disclosure on pages 21(second risk factor) and 107(glossary of terms). You continue to reference a non-GAAP measure (i.e. present value of proved reserves); therefore, we are reissuing our comment. Please revise to include a GAAP measure of equal or greater prominence (e.g. standardized measure) and provide the minimum required disclosures related to non-GAAP measures in Item 10 of Regulation S-K or revise to exclude all references to the present value of proved reserves.

Unaudited Pro Forma Financial Statements, page 59

4. We have reviewed your response to comment 86 noting the company considers the historical costs of the assets acquired and liabilities assumed except for the oil and gas properties and deferred tax asset to represent the fair value. It is unclear how this accounting treatment is consistent with SFAS No. 141 particularly paragraph (37). For example, accounts receivable should be reported at present values to be received based on current interest rates less any allowance for doubtful accounts, the real estate held for development would be valued at the appraised value and property plant and equipment at replacement cost if going to be used or fair value at which it would be sold. Please

revise.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Income Statement Pro Forma Notes
Note C, page 61

5. We have reviewed your response to comment 88 and noted that the company has acknowledged that this is a non recurring item that does not relate to the current transaction; therefore the comment is being reissued in its entirety. We noted your adjustment where you have eliminated stock based compensation associated with transactions that will not result in recurring expense and to provide for continuing stock based compensation. Pro forma adjustments reflected should give effect to events that are directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact. Further, it is not appropriate to eliminate items in arriving at pro forma results for infrequent or nonrecurring items included in the underlying historical financial statements for the registrant or other combining entities and that are not directly affected by the transaction. Please revise accordingly.

Tandem Energy Holdings, Inc. December 31, 2005 Audited Financial Statements
General

6. It appears your financial statements have been restated for the correction of an error. Please revise to include the required disclosures of APB20 and advise your auditor to revise their report accordingly.

Consolidated Statement of Stockholders' Equity (Deficit), F1-4

7. We have reviewed your response to comment 94 and it is unclear how the $12,000,000 related to the historical cost of the TEC acquisition can be recorded as a distribution. This $12,000,000 appears to represent a note payable issued for the repurchase of 500 shares of TEC from a predecessor shareholder which has already been recorded as a reduction to retained earnings. Please clarify and revise.

Notes to Consolidated Financial Statements
Note 3 – Significant Transactions
General

8. We noted your response to comment 103 however we have not reached the same conclusion that fair value is more clearly represented by a valuation based on a reserve report. The staff typically does not consider fair value based upon fixed discounts from

market value, lack of marketability adjustments or other "rule of thumb" adjustments to be representative of objective determinations of fair value. In this case, the market price would appear more indicative of the fair value of the stock issued, and accordingly your financial statements should be revised.

9. Considering the comment above, please revise your accounting treatment for all transactions where you have used $1.55 as your stock price (i.e. where you have not used the stock trading price).

Issuance and Rescission of Common Stock, F-12

10. We noted from your response to comment 52 and your revised disclosure that although Tandem's board of directors rescinded and cancelled the 20 million shares of common stock (issued in March 2005) 2.878 million shares controlled by Mr. Mortensen are still outstanding. Tell us if your accounting treatment for the recapitalization between Tandem and TEC appropriately reflects these shares as outstanding, if not, explain why. Cite the authoritative literature you used to support your accounting treatment.

Acquisition of TEC, F1-13

11. It appears from your disclosure that the purchase price for TEC was a $12M note payable from the revolving line of credit and 3,000,000 shares of Tandem issued for 100% of the shares from the remaining sole shareholder. Based on this exchange of debt (a form of cash) and shares, it is unclear how this transaction can be accounted for as a recapitalization as disclosed on F1-14. Please justify your accounting treatment.

12. Considering the comment above, it appears from your disclosure under Note 6 on F1-16 that the $12M from the revolving line of credit was utilized for a stock redemption agreement with one of TEC's predecessor stockholders in the amount of $13M. It is unclear from the disclosure if the $12M issued to the remaining sole shareholder in the purchase of TEC and the $13M issued for the stock redeemed from a predecessor shareholder of TEC is one transaction in the same. Please clarify and revise.

Tandem (Pacific Medical Group) Purchase of TEC, F1-14

13. We have read your disclosure regarding the merger (recapitalization) with TEC in June 2005. It appears from your disclosure that Tandem had 16,322 of issued and outstanding shares of common stock prior to the acquisition with TEC. This outstanding share balance does not appear to include the 1,533,000 shares issued by Tandem in a private

placement on March 28, 2005. Please clarify and revise. Please note that these additional shares would have an impact on the common stock account and the entries required to eliminate the accumulated deficit and retained earnings of Tandem in the recapitalization.

Note 5 – Asset Retirement Obligation, F1-15

14. We noted your response to comment 104 and your revised disclosure related to the adopted provisions of SAB 106. The disclosure is still unclear as to how the adoption has impacted your application of full cost accounting. Please revise your disclosure to address each area of accounting that is impacted or expected to be impacted and specifically address each way that the company's application of full cost accounting has changed as a result of adoption of Statement 143. Please refer to the guidance in SAB.T.12D Item 4 Question 2.

Statements of Revenues and Direct Operating Expenses on Shamrock Energy Corporation
Report of Independent Certified Public Accountants, F2-1

15. Please have the independent certified public accountants manually sign the audit report in accordance with paragraph (f) of Rule 2-02 of Regulation S-X.

Tandem Energy Holdings, Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet
Note 1 – Pro forma Adjustments, F2-10

16. The numerical presentation of the disclosure of the adjustments does not appear to reconcile to the numbers presented on the pro forma balance sheet on F2-8. Please clarify and revise.

17. It appears from your disclosure that the excess of the purchase price of Shamrock ($33.3 million) from the historical/fair value of the oil and gas properties ($16.2 million) which was recorded as a distribution to shareholders does not appear to reconcile to the $11.7 million disclosed in response to comment 94. Please clarify and revise.

Financial Statements of Platinum Energy Resources, Inc.
Statement of Changes in stockholders' Equity, F3-4

18. Please revise to ensure the amounts presented at December 31, 2005 are consistent with information provided in your unaudited interim financial statements. For example, we noted the number of shares subject to possible conversion (2,878,560) are included in common stock; however those shares have been excluded from common stock in your interim statement of changes in stockholders' equity (on F4-3).

Notes to Financial Statements
Note 3 – Initial Public Offering, F3-7

19. We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

20. Considering the comment above, tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the underwriter purchase option (UPO). Tell us whether you intend to restate your financial statements to classify the UPO as liabilities and to subsequently adjust the UPO to fair value for all periods from the initial public

offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

The Merger Proposal, page 34
Reasons for the Merger, page 37
Potential for Future Growth, page 37

21. Regarding your response to comment 5 from our letter of May 2, 2006, unless you have a documented reserve report which quantifies probable and possible reserves and it is done to acceptable engineering and industry standards, we do not believe that a statement that "substantial additional reserves are contained within existing properties" is appropriate. We also note that none of the purchase price was allocated to unproved reserves. Please revise your document to remove these claims wherever they occur.

22. Reconcile your statement that the Williamson Petroleum Consultants' reserve report did not identify any behind pipe reserves with the fact that it did contain 6 different proved developed non producing reserve estimates in 5 different wells on the Ball lease in Palo Pinto Texas.

Infrastructure and Experienced Management Team, page 37

23. Regarding your response to comment 8 from our letter of May 2, 2006, please confirm to us, if true, that Mr. Scott and Mr. Yocham are full time employees of Tandem and are no longer affiliated in any way, including providing future consulting services, with Fasken Oil & Ranch.

Business of Tandem, page 76
Mixon Drilling Acquistion, page 78

24. Please reconcile the statement that you can deploy your rigs when and wherever they are needed with the disclosure on page 59 that states the level of expenditures is subject to the availability of third party vendor services required to execute your drilling program.

Description of Properties, page 83
Current Oil and Gas Activities, page 83

25. As per Item 102 of Regulation S-K for the significant properties that you cite, please include such information as production rate, reserves, and other significant features such as how long the field has been in production and water production and injection rates, if material.

Reserve Report Summary, page 84

26. Regarding your response to comment 10 from our letter of May 2, 2006, please tell us if Williamson Petroleum Consulting provided any geological mapping, seismic interpretation or well log analysis in the course of their engineering evaluation. If not, tell us whose geological maps and interpretations they relied upon.

Reserve Report as of December 31, 2005

27. Regarding your response to comment 1 from our letter of May 9, 2006, for the 3 proved undeveloped wells in the Tomball field we believe that your estimate is problematic because of:

- the length of time offset wells have been shut-in;
- the past production was not sustained;
- the current evaluation is only based on the original 1940 vintage logs;
- the reliance on seismic that is over 30 years old.

You have provided no evidence that the use of an 80% recovery factor for large blocks of acreage, with no estimated abandonment pressure, is reasonably certain. Volumetric estimates are inherently uncertain. It does not appear that you should classify these Wilcox reserves as proved at this time. Please revise your document as necessary.

28. Regarding your response to comment 2 from our letter of May 9, 2006, please provide the production curves requested in our previous comment. Tell us if the current approved spacing requirements allows for drilling on spacing units of 10 and 20 acres per well. Reconcile for us your statement that the current water cut is 89% with the information from the New Mexico Oil and Gas Commission's website for this field that indicates the water cut is approximately 94%.

29. Regarding your response to comment 3 from our letter of May 9, 2006, concerning the Ballard field, although your average recoveries per well may be correct, it includes the recoveries for wells that were drilled over 30 years ago. You should evaluate proved undeveloped wells from the results of the most recently drilled or re-completed wells. In a field that has numerous wells and a long production history, we do not believe that volumetrics is the most reliable estimate of proved undeveloped reserves. It appears 25 wells were drilled since 1997. Of those wells it appears that only 4 will achieve an ultimate recovery of more than 25,000 barrels. The median recovery appears to be about 12,000 barrels of oil per well. Therefore, we do not believe that it is reasonably certain, based on the most recent drilling history, that 40 proved undeveloped wells will recover at least 25,000 barrels of oil per well a full ten years after the most recent wells only will produce about 12,000 barrels in ultimate recovery. Please revise your proved undeveloped reserve estimate for the Ballard field.

30. Regarding your response to comment 5 from our letter of May 9, 2006, in the USM field, we do not believe for a field that has numerous wells and a long production history that volumetrics is the most reliable estimate of proved undeveloped reserves. Please provide the individual well production curves over time for the most recently drilled infill wells and the spacing the wells are assigned. Tell us why these decline curves are not reliable for proved undeveloped wells, or if you believe they are, tell us why, given the change of reservoir conditions since they were drilled. Also tell us why, if infill drilling is necessary because of the low per well oil production rate for wells drilled on 20 and 40 acre spacing, you have assigned proved undeveloped reserves to wells based on this same spacing. We believe reserves should be assigned on the drainage areas of the wells, which you have stated are less than the current spacing rules.

31. Regarding your response to comment 6 from our letter of May 9, 2006, for the IRA Unit, we again do not believe that volumetrics are reliable for a field with numerous wells and extensive production history. Although your average recoveries per well may be correct it includes the recoveries for wells that were drilled many years ago and is probably not reliable for wells drilled at this time. Although you have discounted the recoveries from that obtained from volumetrics, you have provided no supporting data that those undiscounted recoveries were correct for the earlier wells, or the discounted recoveries are reasonably certain for future wells. Please provide more data to support your estimate including the production data on the 6 recently drilled wells. Please also provide the geological analysis that expected waterflood recovery should be 28-32%. It appears that ultimate PDP recovery can be no higher than 13.6% given the 14.3 million barrels of ultimate recovery from your PDP production curve and assuming 105 million barrels in place.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500